EXHIBIT 12.1
FUEL SYSTEMS SOLUTIONS, INC.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
in thousands, except ratios

	Quarter Ended
	March 31,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
Fixed Charges:
Interest expense	442	1,359	1,434	1,248	1,035	5,643
Interest component of rental expense	475	1,419	1,221	990	1,089	627

Total Fixed Charges	917	2,778	2,655	2,238	2,124	6,270

Earnings:
Consolidated net income (loss)	7,070	24,256	7,725	8,580	(8,546)	(16,442)
add:
Extraordinary gain/Cumulative effect of a change in accounting principle	—	(243)	—	—	117	—
Income tax expense	4,733	20,161	9,159	9,293	14,438	2,325
Equity share in income of unconsolidated subsidiary	(113)	(454)	(416)	(414)	(282)	(943)
Dividends from unconsolidated subsidiary	—	228	—	753	—	—
Fixed charges	917	2,778	2,655	2,238	2,124	6,270

Total Earnings (Deficiency)	12,607	46,726	19,123	20,450	7,851	(15,060)

Ratio of Total Earnings to Total Fixed Charges	13.8	16.8	7.2	9.1	3.7	—